UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AURICO GOLD INC.

(Name of Subject Company (Issuer))

AURICO GOLD INC.

(Name of Filing Person (Issuer))

3.50% Convertible Senior Notes Due 2016

(Title of Class of Securities)

666416 AB8

(CUSIP Number of Class of Securities)

Robert J. Chausse

Executive Vice President and Chief Financial Officer

AuRico Gold Inc.

110 Yonge Street, Suite 1601

Toronto, Ontario, Canada M5C 1T4

(647) 260-8880

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Christopher J. Cummings, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

77 King Street West, Suite 3100, PO Box 226

Toronto, Ontario, Canada M5K 1J3

416-504-0520

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$173,680,000	$22,370

*                                         Calculated solely for purposes of determining the filing fee. The purchase price of the 3.50% Convertible Senior Notes due 2016 (the “Notes”), as described herein, is approximately $1,040 per $1,000 principal amount outstanding. As of March 5, 2014, there was $167,000,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $173,680,000.

**                                  The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,370	Filing Party: AuRico Gold Inc.
Form or Registration No.: SC TO-I- 005-79355	Date Filed: March 6, 2014

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

On March 6, 2014, a Tender Offer Statement on Schedule TO-I (the “Schedule TO”) was filed by AuRico Gold Inc., an Ontario corporation (the “Company”), relating to the offer to purchase (the “Offer”) any and all of the Company’s $167,000,000 aggregate principal amount of outstanding 3.50% Convertible Senior Notes due 2016 (the “Notes”) for cash, at a purchase price equal to $1,040 per $1,000 principal amount of the Notes purchased, plus accrued and unpaid interest to, but not including, the payment date, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 2014 (as it may be amended and supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended and supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Amendment No. 1 to the Schedule TO is being filed in order to satisfy the disclosure requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction.

(a)(1) The information set forth in “The Offer—Conditions of the Offer; Extension; Amendment; Termination” on page 13 of the Offer to Purchase is incorporated by herein reference and hereby amended and supplemented to include the following at the end of the first paragraph thereof:

“On March 27, 2014, the Company completed its Offering of New Notes, consisting of $315 million in aggregate principal amount of senior secured second lien notes due 2020, which resulted in sufficient net proceeds to pay the Total Purchase Price. As a result, the Financing Condition has been satisfied.”

The information set forth in “Summary of the Offer—Are there any conditions of the Offer?”  on page 2 of the Offer to Purchase is amended by deleting the following from the end of the first sentence thereof:

“including the completion of the Offering (as defined below) of the New Notes (as defined below)”

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)(1)-(10).   The information set forth in “Purpose of the Offer”on page 4 of the Offer to Purchase is incorporated by reference herein and is amended by adding the following as a new second paragraph:

“The Company believes that the purchase of the Notes, together with the associated financing and use of proceeds therefrom, will allow the Company to maintain a strong balance sheet that will allow it to quickly adapt to a volatile gold price environment and to further develop its projects.”

The information set forth in “Forward-Looking Statements—Plans, Proposals or Negotiations” on page 4 of the Offer to Purchase is incorporated herein by reference and hereby amended by deleting the following at the end of the first sentence thereof:

“, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act”.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d).  The information set forth in “Source of Funds” on page 4 of the Offer to Purchase is incorporated herein by reference herein and is amended and restated as follows:

“SOURCE OF FUNDS

The total amount of funds required to purchase all of the outstanding Notes is $173,680,000, plus accrued and unpaid interest to, but not including, the Payment Date (the “Total Purchase Price”).  The Company will fund the Total Purchase Price from the proceeds of its offering of $315 million principal amount of 7.75% senior secured second lien notes due 2020 (the “Debt Financing”), which was completed on March 27, 2014.  The New Notes are subject to customary high yield debt covenants and are secured by a second priority lien over substantially all of the assets of the Company and its subsidiaries, subject to specified permitted liens and exceptions.  The New Notes mature on April 1, 2020 and bear interest at a rate of 7.75%, payable on April 1 and October 1 of each year, beginning on October 1, 2014.  The Company received net proceeds of approximately $296.6 million from the Debt Financing.  The Company intends to use proceeds remaining after payment for all Notes tendered in the Offer to repay the $75 million outstanding under its senior secured credit facility (the “Senior Credit Facility”) and for general corporate purposes.  The terms of the Senior Credit Facility require the Company to deposit in a segregated account an amount of net proceeds from the Debt Financing sufficient to repay principal and interest on all of the outstanding Notes not repurchased in the Offer.  The Senior Credit Facility (i) requires that the Company maintain cash in such account in an amount sufficient to repay principal and interest on all Notes then outstanding and (ii) provides that such cash may be used only to repay principal and interest under, or to repurchase, outstanding Notes.

Assuming the purchase in the Offer of all of the outstanding Notes and the payment of the Total Purchase Price, and the repayment of $75 million outstanding under the Senior Credit Facility, upon completion of the Offer and the Debt Financing, as of December 31, 2013, the Company would have had $190.5 million of cash and cash equivalents and $326.9 million of total debt, as compared to $142.7 million of cash and cash equivalents and $251.6 million of total debt, actual, as of December 31, 2013. If less than all of the Notes are purchased in the Offer, then the Company’s total debt would increase by the aggregate principal amount of Notes not purchased and the amount of cash and cash equivalents would increase by an amount equal to approximately 1.04 times the aggregate principal amount of Notes not purchased.”

The information set forth in “Summary of the Offer—How will we fund the purchase of the Notes in the Offer?” on page 2 of the Offer to Purchase is amended and restated as follows:

“We will use proceeds from our offering (the “Offering”) of $315 million aggregate principal amount of senior secured second lien notes due 2020 (the “New Notes”), which closed on March 27, 2014.  See “Source of Funds”.”

Item 10. Financial Statements.

(b) Pro Forma Information. The information set forth in “Source of Funds” on page 4 of the Offer to Purchase, as amended pursuant to this Amendment No. 1, is incorporated by reference herein.

Item 12. Exhibits.

(a)(1)(i)* Offer to Purchase to Holders of 3.50% Convertible Senior Notes Due 2016, dated March 6, 2014.

(a)(1)(ii)* Letter of Transmittal, dated March 6, 2014.

(a)(5)(i)* Press Release, dated March 6, 2014.

(a)(5)(ii) Press Release, dated March 27, 2014.

(b) Not applicable.

(c) Not applicable.

(d)(1)* Indenture, dated as of October 5, 2010, among Northgate, the Trustee and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d)(1) to the Company’s Schedule TO filed on November 23, 2011).

(d)(2)* First Supplemental Indenture, dated as of October 5, 2010, among Northgate, the Trustee and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d)(2) to the Company’s Schedule TO filed on November 23, 2011).

(d)(3)* Second Supplemental Indenture, dated as of October 26, 2011, among Northgate, the Company, the Trustee, and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d)(3) to the Company’s Schedule TO filed on November 23, 2011).

(e) Not applicable.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

*Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AURICO GOLD INC.

By:	/s/ Robert J. Chausse
	Name:	Robert J. Chausse
	Title:	Executive Vice President and Chief Financial Officer

Dated: March 27, 2014

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase to Holders of 3.50% Convertible Senior Notes Due 2016, dated March 6, 2014.
(a)(1)(ii)*	Letter of Transmittal, dated March 6, 2014.
(a)(5)(i)*	Press Release, dated March 6, 2014.
(a)(5)(ii)	Press Release, dated March 27, 2014.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)*

Indenture, dated as of October 5, 2010, among Northgate Minerals Corporation, the Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d)(1) to the Company’s Schedule TO filed on November 23, 2011).

(d)(2)*

First Supplemental Indenture, dated as of October 5, 2010, among Northgate Minerals Corporation, the Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d)(2) to the Company’s Schedule TO filed on November 23, 2011).

(d)(3)*

Second Supplemental Indenture, dated as of October 26, 2011, among Northgate Minerals Corporation, AuRico Gold Inc., the Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d)(3) to the Company’s Schedule TO filed on November 23, 2011).

(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*Previously filed